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                                                                     Exhibit 3.1

         Section 103.2 of the Bylaws of the Company is hereby amended and restated in its entirety as follows:

               "Section 102.3. Number of Directors. The Board of Directors shall consist of at least eight (8) directors and be divided into three classes in accordance with the Corporation's Amended and Restated Articles of Incorporation."